Portage Biotech Inc.

Consolidated Interim Financial Statements

For the three and six months ended September 30, 2017

(Unaudited - Prepared by Management)

(US Dollars)

Portage Biotech Inc.

Consolidated Interim Financial Statements

For the Three and Six Months Ended September 30, 2017

NOTICE TO READER OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The consolidated interim financial statements for Portage Biotech Inc. comprised of the consolidated interim statements of financial position as at September 30, 2017 and for the year ended March 31, 2017, and the consolidated interim statement of operations for the three and six months and statement of changes in equity and cash flows for the six-month period ended September 30, 2017, and are the responsibility of the Company’s management.

The consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these consolidated interim financial statements in accordance with International Financial Reporting Standards.

The consolidated interim financial statements have not been reviewed by the Company’s independent external auditors, Schwartz Levitsky Feldman LLP.

“signed”         “signed”

Kam Shah CPA, C.A., Director      Declan Doogan MD, Director

November 17, 2017

Portage Biotech Inc.

Consolidated Interim Statements of Financial Position

(in 000’US Dollars)

(Unaudited - see Notice to Reader dated November 17, 2017)

	Note	As at September 30, 2017	As at March 31, 2017 (audited)

Assets
Current
Cash		197	159
Prepaid expenses and other receivable	4	58	64
Investments, available for sale	5	237,046	58,913
		$237,301	$59,136
Long-term assets
Long term portion of other receivable	4	68	68
Investment	6	700	700
Total assets		$238,069	$59,904
Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		173	109
		$173	$109
Non-current liabilities
Unsecured notes payable	7	230	181
Warrant liability	7	24	20
		254	201
Total liabilities		$427	$310
Shareholders' Equity
Capital stock	8	19,158	18,360
Stock option reserve	9	1,497	1,706
Accumulated other comprehensive income		202,680	24,547
Retained earnings		14,307	14,981
Total equity		$237,642	$59,594
Total liabilities and Shareholders' equity		$238,069	$59,904
Commitments and Contingent Liabilities (Note 12)
Related Party Transactions (Note 14)

On behalf of the Board               ”Kam Shah”             Director        ”Declan Doogan”      Director

                                                         (signed)                                           (signed)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Operations and Comprehensive Income

(in 000’ US Dollars except per share amounts)

(Unaudited - see Notice to Reader dated November 17, 2017)

		Three months ended September 30,		Six months ended September 30,
	Note	2017	2016	2017	2016
Expenses
Research and development		191	361	337	4,143
Consulting fees	13 and 14(ii)	91	143	205	1,148
Professional fees		31	46	68	310
Other operating costs	14(i)	20	40	48	62
Bank charges and interest		8	2	16	4
		341	592	674	5,667
Share of losses in associate		-	4,322	-	4,322
Gain on investment at date of loss of control of subsidiary		-	(38,775)	-	(38,775)
Net (loss) income for period		(341)	33,861	(674)	28,786
Other comprehensive income
Unrealized gain on investment, available for sale		78,508	-	178,133	-
Total comprehensive income for period		$78,167	$33,861	$177,459	$28,786
Net (loss) income attributable to :
Owners of the Company		(341)	33,861	(674)	31,152
Non-controlling interest		-	-	-	(2,366)
		$(341)	$33,861	$(674)	$28,786
Net comprehensive income attributable to :
Owners of the Company		78,167	33,861	177,459	31,152
Non-controlling interest		-	-	-	(2,366)
		$78,167	$33,861	$177,459	$28,786
Basic and diluted profit (loss) per share	11
Basic		$(0.00)	$0.13	$(0.00)	$0.12
Diluted		$(0.00)	$0.13	$(0.00)	$0.12

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Changes in Shareholders’ Equity

For Six Months Ended September 30, 2017

(in 000’ US Dollars)

(Unaudited - see Notice to Reader dated November 17, 2017)

	Number of Shares	Capital Stock	Stock Option Reserve	Warrants	Accumulated other comprehensive income	Retained earnings (Accumulated Deficit)	Non- controlling interest	Total Equity
Balance, April 1, 2016	253,439	$ 17,055	$ 5,076	$ 2,756	$ -	$ (14,618)	$ 2,060	$ 12,329
Options vested			1,055					1,055
Loss of control of subsidiary			(4,596)	(2,756)		10,523	307	3,478
Net loss for period						31,152	(2,367)	28,785
Balance, September 30, 2016	253,439	$ 17,055	$ 1,535	$ -	$ -	$ 27,057	$ -	$ 45,647
Balance, April 1, 2017	260,689	$ 18,360	$ 1,706	$ -	$ 24,547	14,981	$ -	$ 59,594
Options vested			103					103
Options exercised	3,240	798	(312)			-	-	486
Unrealized gain on investment, available for sale					178,133			178,133
Net loss for period						(674)	-	(674)
Balance, September 30, 2017	263,929	$ 19,158	$ 1,497	$ -	$ 202,680	$ 14,307	$ -	$ 237,642

The accompanying notes are an integral part of these consolidated interim financial statements.

4

Portage Biotech Inc.

Consolidated Interim Statements of Cash Flows

(in 000’ US Dollars)

(Unaudited - see Notice to Reader dated November 17, 2017)

For the six months ended September 30,	2017	2016

Cash flows from operating activities
Net (loss) income for period	$ (674)	$ 28,786
Adjustments for non-cash items:
Value of shares and options expensed as consulting fee (Note 13)	103	1,045
Value of options expensed as research and development	-	9
Increase in warrant liability charged to interest	4	-
Gain on investment at date of loss of control of subsidiary		(38,775)
share of losses in associate		4,322
Subsidiary's expenses to date of deconsolidation		426
Net change in working capital components
Prepaid expenses and other receivables	6	(24)
Accounts payable and accrued liabilities	63	(10)
	$ (498)	$ (4,221)
Cash flows from financing activities
Options exercised	486	-
Unsecured notes payable	50	-
	$ 536	$ -
Increase (decrease) in cash during period	38	(4,221)
Cash at beginning of period	159	4,689
Cash at end of period	$ 197	$ 468

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

September 30, 2017 and 2016

(Unaudited - see Notice to Reader dated November 17, 2017)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Portage Biotech Inc. (“the Company”) is incorporated in the British Virgin Islands (“BVI”) with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent, Portage Services Ltd., is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company is a reporting issuer with the Ontario Securities Commission and US Securities and Exchange Commission and its shares trade on the OTC Markets under the trading symbol “PTGEF,” and are also listed for trading in US currency on the Canadian Securities Exchange under the symbol “PBT.U”.

The Company is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, the Company will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

On February 17, 2017, the Company lost significance influence over an associate, Biohaven Pharmaceutical Holding Company Limited (“Biohaven”), which until September 30, 2016 was considered a subsidiary. Investment in Biohaven is now accounted as an investment, available for sale.

The Company’s existing subsidiaries are in the pre-clinical stage, and as such no revenue has been generated from their operations. The Company has negative cash flows from operating activities of approximately $498,000 during the six months ended September 30, 2017.

Management has secured sufficient financing which it believes will enable it to meet its operating commitments. However, it will require additional resources to continue into clinical trials and/or for additional acquisitions and believes that it can also raise necessary financing by divesting some of its existing investment in the securities of Biohaven, a publicly traded entity once they are free of trading restrictions. The Company believes that these available resources will be sufficient to meet its cash requirements for its operational, portfolio expansion through strategic acquisitions and research and development activities.

2.

BASIS OF PRESENTATION

(a)

Statement of Compliance and Basis of presentation

These consolidated Interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2017.

These consolidated interim financial statements have been prepared on a historical cost basis except for items disclosed herein at fair value.  In addition, these consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one material operating segment.

These consolidated financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on November 17, 2017.

2.

BASIS OF PRESENTATION - (Continued)

b)

Consolidation

The consolidated financial statements include the accounts of the Company and,

a.

Portage Services Ltd., a wholly owned subsidiary incorporated in Ontario on January 31, 2011.

b.

Portage Pharmaceuticals Ltd. a wholly owned subsidiary resulting from a merger on July 23, 2013 and is incorporated under the laws of the British Virgin Islands, as a BVI business company.

c.

EyGen Limited, (“EyGen”) which is a wholly owned subsidiary of PPL, was incorporated on September 20, 2016 under the laws of the BVI.

All inter-company balances and transactions have been eliminated on consolidation.

(c)

Functional and presentation currency

The Company’s functional and presentation currency is US Dollar. Dollar amounts presented in the tables of the Notes to the consolidated interim financial statements are in thousands of US dollar, unless otherwise stated.

(d)

Use of Estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, research and development costs and measurement of share- based compensation, in the current and prior periods.

3.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 3 to the fiscal 2017 audited consolidated financial statements. These policies have been applied consistently to all periods presented in these consolidated interim financial statements,

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company‘s consolidated interim financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 ‐ Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

3.

SIGNIFICANT ACCOUNTING POLICIES - (Continued)

IFRS 9 (2014) is effective for the Company for annual periods beginning on April 1, 2018, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company does not believe that the above standard will have any impact on its financial statements.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company does not believe that the above standard will have any impact on its financial statements.

IFRS 2, Share-based payments

In June 2016, the IASB issued amendments to IFRS 2 to clarify the classification and measurement of share-based payment transactions. The IFRS 2 is effective for annual periods beginning on or after January 1, 2018. The Company does not believe that the above standard will have any impact on its financial statements.

IFRIC 22, Foreign currency transactions and advance consideration

In December 2016, IFRIC issued an amendment to IFRIC 22 clarifying the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. IFRIC 22 is effective for annual reporting periods beginning on or after 1 January 2018. Earlier application is permitted. The Company does not believe that the above standard will have any impact on its financial statements.

4.

PREPAID EXPENSES AND OTHER RECEIVABLE

	Six months ended Sept. 30, 2017 in 000'$	Year ended March 31, 2017 in 000'$
Prepaid expenses	38	48
Other receivable (i)	20	16
Balance, end of period	$ 58	$ 64

(i)

The Company’s wholly-owned subsidiary, PPL agreed to a settlement on October 19, 2016 with a supplier in respect of a claim made by PPL against the said supplier. As per the terms of this agreement, supplier agreed to pay a total of $ 120,000 to PPL, of which $41,250 was received during the year ended March 31, 2017 and balance payable in seven annual instalments of $ 11,250 starting from January 3, 2018.

Accordingly, $11,250 has been included in other receivable under current assets and the balance of $67,500 classified as long-term assets.

5.

INVESTMENT

In August 2015, the Company acquired 210,210 Series A preferred stock in Sentien Biotechnologies Inc., a Medford, MA based private company (“Sentien”) for $ 700,000 in cash. The preferred stock is fully convertible into equal number of common shares. The Company’s holdings represent 6.9% of the equity of Sentien on a fully diluted basis. The Company has determined that it has no significant control or influence over the affairs of Sentien and has therefore accounted for this investment at cost since these shares do not have a quoted price in an active market and the fair value cannot be reliably measured. Sentien raised $12 million in April 2017 and commenced its Phase /12 clinical trial in June 2017 of its lead product SBI-101, a cell-containing dialysis device for the treatment of Acute Kidney Injury.

As at September 30, 2017 and March 31, 2017, the Company has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

6.

INVESTMENT, AVAILABLE FOR SALE

The Company held 52.85% of the issued outstanding shares of Biohaven as at March 31, 2016 and through a majority representation on Biohaven’s Board, exercised control over the subsidiary. Accordingly, Biohaven was consolidated in accordance with IFRS 10 until September 30, 2016.

In October 2016, The Company concluded that Biohaven ceased to be its subsidiary effective October 1, 2016 and On February 15, 2017, several factors led the Company to conclude that it no longer had significant influence over Biohaven. Therefore, the Company accounted for its investment in Biohaven as a financial asset classified as “available-for-sale” effective February 15, 2017 and stated at a fair value as at March 31, 2017 based on the price of the last available third-party financing by Biohaven. Biohaven was listed and began trading on New York Stock Exchange effective May 4, 2017 and therefore fair value was based on quoted market price as at September 30, 2017. Movements during the period were as follows:

	Six months ended September 30, 2017	Year ended March 31, 2017
	in 000'$	in 000'$
Balance, beginning of period	58,913	-
Net carrying value as at February 15, 2017		34,366
Gain on revaluation charged to accumulated other comprehensive income	178,133	24,547
Balance, at end of period	$ 237,046	$ 58,913

The Company holds 6,341,500 common shares in Biohaven. Since the Company is currently considering divesting this investment by way of disposal or distribution as dividend once its lock up period expires on November 4, 2017, it is classified as current as assets.

7.

UNSECURED NOTES PAYABLE

During fiscal 2017, the Company’s subsidiaries, PPL and Eygen, began raising debt financing through private placement of unsecured notes. Aggregate principal amount raised up to September 30, 2017 was $250,000 (Up to March 31, 2017: $200,000).

The notes bear interest at 7% per annum, payable annually on each anniversary date. The notes were not redeemable by the Company prior to maturity. The notes holders were granted a warrant to subscribe for $7,500 new ordinary shares for every $10,000 of note held, provided that certain qualifying event occurs within the three anniversary years of issuance. The exercise price of the warrant will be based on the price of equity shares determined by the qualifying event and the year in which it takes place. Given that there was an obligation to issue a variable number of shares, the warrant was classified as a financial liability.

7.

UNSECURED NOTES PAYABLE - (continued)

Accordingly, $229,529 (March 31, 2017: $180,815) of the face value was ascribed to the note payable component and $24,438 (March 31, 2017: $19,550) fair value was ascribed to the warrant. The value of note payable component was increased by $4,888 (March 31, 2017:  by $365) as at September 30, 2017 representing the difference between the notional interest at 11% and actual interest at 7% being charged to interest expense.

Fair value was determined by reference to market transactions and similar debt instruments without warrants. The Company did not incur financing costs in connection with this placement of notes.

8.   CAPITAL STOCK

(a)

Authorized:  Unlimited number of common shares

(b)

Issued

	Six months ended Sept. 30, 2017		Year ended March 31, 2017
	Common		Common
	Shares	Amount	Shares	Amount
	in 000'	in '000$	in 000'	in '000$
Balance, beginning of period	260,689	$ 18,360	253,439	$ 17,055
Options exercised (i)	3,240	798
Shares issued as compensation	-	-	7,250	1,305
Balance, end of period	263,929	$ 19,158	260,689	$ 18,360

(i)

 During the six months ended September 30, 2017, 3,239,589 options were exercised to convert into equal number of common shares at an average exercise price of $0.15 per share for gross proceeds of $485,938. In addition, $312,215 being the value of options exercised was transferred from option reserve to capital stock.

(c)

As at September 30, 2017, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2016	As at April 1, 2016	Issued during the six months	Cancelled	Balance at September 30, 2017
		in 000	in 000	in 000	in 000	in 000	in 000
2011 Plan	11-Apr-11	6,000	(4,438)	1,562	-	-	1,562

*

Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

As at March 31, 2017, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2016	As at April 1, 2016	issued	Cancelled	Balance at March 31, 2017
		in 000	in 000	in 000	in 000	in 000	in 000
2011 Plan	11-Apr-11	6,000	(4,438)	1,562	-	-	1,562
2017 Plan	21-Mar-17	7,250	-	7,250	(7,250)		-
		13,250	(4,438)	8,812	(7,250)	-	1,562

9.

STOCK OPTION RESERVE

(a)

The movements during the period were:

	Six months ended Sept. 30, 2017 in 000'$	Year ended March 31, 2017 in 000'$
Balance, beginning of period	1,706	5,075
Vested	103	392
exercised	(312)	-
Options to acquire equity in PPL granted to PPL management and vested	-	12
Options granted by former subsidiary reversed on loss of control	-	(3,773)
Balance, end of period	$ 1,497	$ 1,706

(b)

The following is a summary of all Stock Option Plans

	As at Sept 30, 2017	As at March 31, 2017
Plan	2013 Option Plan	2013 Option Plan
Date of Registration	Dec 19, 2013 and 'March 17, 2015	Dec 19, 2013 and 'March 17, 2015
	in 000'	in 000'
Registered *	26,069	26,069
Issued to date	20,317	16,750
Outstanding, beginning of period	20,317	16,750
Issued	-	3,567
exercised	(3,240)	-
Outstanding, end of period	17,077	20,317
Options fully vested	13,881	14,490
Options not yet vested	3,196	5,827
	17,077	20,317

*  Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933. On March 17, 2015, the Company filed form S-8 with SEC registering an additional 15,717,579 options under 2013 Stock Option Plan.

(c)

The weighted average exercise price of the outstanding stock options was US$0.15 as at September 30, 2017 and March 31, 2017 and weighted average remaining contractual life as at September 30, 2017 was approximately 3.27 years (approximately 3.25 years as at March 31, 2017).

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as at September 30, 2017 and March 31, 2017.

10.

WARRANTS

(i)

The movements during the period were as follows:

	Six months ended Sept. 30, 2017			Year ended March 31, 2017
	# of warrants	Weighted average exercise price	Fair value	# of warrants	Weighted average exercise price	Fair value
	in 000'	in 000'$	in 000'$	in 000'	in 000'$	in 000'$
Issued and outstanding, beginning of period	-	$ -	$ -	1	$ 2.80	$ 2,756
Reversed on loss of control of subsidiary	-	$ -	-	(1)	$ (2.80)	(2,756)
Issued and outstanding, end of period	-	$ -	$ -	-	$ -	$ -

11.

LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three and six months ended September 30, 2017, which was 263,928,483 and 262,848,620 respectively. (Three and six months ended Sept. 30, 2016: 253,438,894).

The Company had 17,077,605 options (Sept. 30, 2016: 16,750,000) which were not exercised as at Sept. 30, 2017. Inclusion of these options in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

12.

COMMITMENTS AND CONTINGENT LIABILITIES

(a)

Under the terms of the License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited, 50% of all maintenance costs of the US Patent # 7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $ 30 million.

13.

CONSULTING FEE

	Three months ended September 30,		Six months ended September 30
	2017	2016	2017	2016
	in 000'$	in 000'$	in 000'$	in 000'$
Cash fee	$ 51	$ 52	$ 102	$ 103
Options issued to key management	15	71	40	175
Options issued to others	25	20	63	49
Biohaven options granted to Biohaven consultants and management	-	-	-	821
	$ 91	$ 143	$ 205	$ 1,148

14.

RELATED PARTY TRANSACTIONS

All related part transactions occurred with key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel.

Related party transactions have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements.

(i)

Business expenses of $584 and $1,130 respectively for the three and six months ended September 30, 2017 ($1,712 and $2,281 respectively for the three and six months ended September 30, 2016) were reimbursed to directors of the Company.

(ii)

Consulting fees include cash fee paid to key management for services of $45,000 and $ 90,000 respectively for three months and six months ended September 30, 2017. ($45,000 and $ 90,000 respectively for three months and six months ended September 30, 2016)). Refer to note 13 for options issued to key management in lieu of fees.

15.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the balance sheet consist of the following:

	Sept. 30, 2017		March 31, 2017
	Carrying value	Fair value	Carrying value	Fair value
	in 000'$	in 000'$	in 000'$	in 000'$
Financial assets
Cash (level 1)	197	197	159	159
Prepaid expenses and other receivable (level 2)	126	126	132	132
Investment (level 3)	700	700	700	700
Investment, available for sale (level 3)	35,366	237,045	35,366	58,913
Financial liabilities
Accounts payable and accrued liabilities (level 2)	172	172	109	109
Unsecured notes payable	250	230	200	181

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, advances and receivable and, accounts payable and accrued liabilities.

.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•

Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•

Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•

Level 3 - Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

b)

Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.

Cash- Cash is held with major international financial institutions in Canada and a major law firm in the USA and therefore the risk of loss is minimal.

b.

Other receivable - The Company is exposed to credit risk attributable to customers since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (Note 4) payable over the next seven years. The debtor has so far been diligent in paying the amounts on due dates and PPL management will be monitoring the account on a regular basis.

15.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - (continued)

c)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that it will require further funding to finance the committed drug development work apart from meeting its operational needs for the foreseeable future. However, the exact need for additional cash cannot be reasonably ascertained at this stage.  The Company has already initiated actions to secure further funds through equity financing at its subsidiary level and potential partnership arrangement.

The above liquidity risk has been mitigated by the fact that the Company has investments that can be disposed of, the proceeds of which can be utilized to meet its cash flow requirements for the next twelve months.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

16.

CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $0.2 million as at September 30, 2017 ($0.1 million as at March 31, 2017) and current assets of approximately $238 million ($59 million as at March 31, 2017). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

As at September 30, 2017, the shareholders’ equity was approximately $238 million ($ 60 million as at March 31, 2017), $0.2 million ($159 as at March 31, 2017) of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the three and six months ended September 30, 2017 and 2016.

17.

EVENTS AFTER THE BALANCE SHEET DATE

On November 7, 2017, the Company announced that it planned to distribute, as stock dividend, a substantial part of the 6,341,500 common shares it holds in Biohaven subject to legal review and regulatory compliance.